

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303**

November 23, 2005

Via Facsimile (202) 944-1109 and U.S. Mail

Edward Crosland, Esq.
Jones, Walker Waechter, Poitevent, Carrere & Denegre L.L.P.
2600 Virginia Avenues, N.W., Suite 1113
Washington D.C. 20037-1922

RE: FirstFed Bancorp, Inc. *et al*
    **Schedule 13E-3, as amended
    File no. 5-41864**

    **Schedule 14A, as amended
    File no. 0-19609**

Dear Mr. Crosland:

    We have the following comments on the above-referenced filings.

Schedule 14A

1.   We note your response to prior comment 2. You are making an offer to all qualified
    holders. Any person otherwise satisfying the subchapter S requirements can become a
    qualified shareholder by purchasing 10,000 shares. Accordingly, it appears that you are
    making a general solicitation. The Rule 506 and Section 4(2) exemptions are not
    available when a general solicitation has been made. Please expand your analysis to
    explain why you believe these exemptions are available. If you continue to attempt to
    rely on Rule 506, please provide an analysis supporting your belief that you will be in
    compliance with Rule 506(b)(2)(ii).

Recommendation of the Board of Directors, page 29

2.   We note your response to prior comment 18. Please expand your disclosure in "Cash
    merger consideration vs. market prices" to quantify the recent and historical trading
    prices which the board considered. Further, the disclosure under "Purchase prices paid"
    is unclear. The disclosure states that the board considered purchase prices in previous
    purchases but that the company has not repurchased any shares in more than two years.

Please expand to clarify. For example**,** quantify the purchase prices the board considered and indicate when the repurchases were made.

3.   We note your response to prior comment 19. Please relocate your discussion of the board's consideration of the Feldman Financial analysis to this section. It should be clear to investors how that discussion factored into the board's overall fairness determination.

Feldman Financial Opinion, page 35

4.   Please quantify the consideration received by Feldman Financial and disclose whether any additional fees have been paid to during the preceding two years. Refer to Item 1015(b) of Regulation M-A.

5.   Please discuss the "numerous assumptions" made for the discounted cash flow analysis.

6.   Please provide a more detailed discussion of the "financial impact analysis" including quantification.

7.   We note your reference to information provided by management to the adviser and your references elsewhere in the document to financial projections provided to the adviser. Disclose all financial projections provided by management. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

Certain Effects of the Merger on our Stockholders, page 45

8.   We note your response to prior comment 23. Please provide information on the impact to *each filing person's interest* in the company's net book value and net earning in both dollar amounts and percentages.

Annual Report on Form 10-KSB and Other Information, page 77

9.   We note your response to prior comment 24. Please include your most recent Forms10-Q as appendices or explain why you believe they are not required.

Closing Information

Please revise the Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions